SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                                 SEC File Number
                                                                      0-6508

                           NOTIFICATION OF LATE FILING

(Check One)[X] FORM 10-K [ ] FORM 20-F [ ] FORM-11K [ ] FORM 10-Q [ ] FORM N-SAR

     For period Ended: September 30, 1999
                       ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended: Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

Part I - REGISTRANT INFORMATION
IEC ELECTRONICS CORP.
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Full name of registrant

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Former name, if applicable

105 Norton Street
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Address of Principal Executive Office (Street and Number)

Newark, New York 14513
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City, State and Zip Code


                                    PART II


RULE 12B-25 (B) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
 [X] date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III


                                   NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company closed an asset-based financing of 30 million dollars on December 28, 1999. Because of the effects of the new financing on the Company's financial statements, the financial statements could not be completed until after the closing. In addition, the Company's President and Chief Executive Officer died suddenly on December 11, 1999, thus further delaying the completion of the Form 10-K.

                                    PART IV


                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Richard L. Weiss         (315)                  331-7742
        ----------------         -----                  --------
           (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experienced material changes in its operations, including the closing of its plant in Ireland. It is anticipated that net losses for the year ended September 30, 1999 will be greater than the net losses for the year ended September 30, 1998.


                           IEC ELECTRONICS CORP.
                           ----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 1999           By: /s/Richard L. Weiss
      -----------------             -----------------------
                                    Richard L. Weiss
                                    Vice President and
                                    Chief Financial Officer